PROSPECTUS SUPPLEMENT
(To Prospectus dated October 30, 1995)
                                  $200,000,000
                         LEHMAN BROTHERS HOLDINGS INC.
                               SERIES A QUICS /(SM)/
                   8.30% QUARTERLY INCOME CAPITAL SECURITIES
        (SERIES A SUBORDINATED INTEREST DEFERRABLE DEBENTURES, DUE 2035)

                                --------------

  The 8.30 % Quarterly Income Capital Securities (Series A Subordinated Interest Deferrable Debentures, Due 2035) (the "QUICS") will mature on December 31, 2035. Interest on the QUICS will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996; provided that so long as an Event of Default (as defined in the accompanying Prospectus) has not occurred and is not continuing with respect to the QUICS, Lehman Brothers Holdings Inc. ("Holdings") will have the right at any time, on one or more occasions, to defer interest payments on the QUICS for a period of up to 20 consecutive quarters each (each, a "Deferral Period"), except that no Deferral Period may extend beyond the maturity of the QUICS. No interest will be due and payable during a Deferral Period, but at the end of each Deferral Period Holdings will pay all interest then accrued and unpaid on the QUICS, together with interest thereon, compounded quarterly. Prior to the termination of any Deferral Period, Holdings may further defer quarterly interest payments by extending the Deferral Period; provided that any such extended Deferral Period, together with all further extensions of such Deferral Period, may not exceed 20 consecutive quarters or extend beyond the maturity of the QUICS. In the event that Holdings exercises its right to defer interest payments, Holdings will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Capital Stock (as defined) or make any guarantee payments with respect to the foregoing during such Deferral Period. See "Description of QUICS--Quarterly Interest Payments" and "--Deferrals of Interest Payments" in this Prospectus Supplement.
  The QUICS will be redeemable at the option of Holdings, in whole or in part, on or after March 31, 2001 at 100% of the principal amount to be redeemed, together with accrued and unpaid interest to the date fixed for redemption.
  The QUICS will be available for purchase in denominations of $25 and any integral multiple thereof.
  The QUICS will be unsecured obligations of Holdings and will be subordinate to all existing and future Senior Debt (as defined in the accompanying Prospectus) of Holdings, but senior to all Capital Stock of Holdings. On December 31, 1995, approximately $8.3 billion of such Senior Debt was outstanding. In addition, the QUICS will also be effectively subordinate to all existing and future obligations of Holdings' subsidiaries. On December 31, 1995, approximately $4.6 billion of indebtedness of Holdings' subsidiaries not included in Senior Debt was outstanding.
  Application has been made for the listing of the QUICS on the New York Stock Exchange.

                                --------------
  SEE "RISK FACTORS" AT PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE QUICS.

                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR
     THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         Price to    Underwriting     Proceeds to
                                                        Public(1)   Discount(2)(3) Holdings (1)(3)(4)
-----------------------------------------------------------------------------------------------------
 Per QUICS...........................................     $25.00       $0.7875          $24.2125
-----------------------------------------------------------------------------------------------------
 Total...............................................  $200,000,000   $6,300,000      $193,700,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from February 15, 1996.
(2) Holdings has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) The Underwriting Discount will be $0.50 for each QUICS sold to certain institutions. Therefore, to the extent that the QUICS are sold to such institutions, the actual Underwriting Discount will be less than, and the Proceeds to Holdings will be greater than, the amounts shown.
(4) Before deducting estimated expenses of $200,000 payable by Holdings.
                                --------------
  The QUICS offered by this Prospectus Supplement are offered by the several Underwriters named herein, subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the QUICS will be made at the office of Lehman Brothers Inc., New York, New York, on or about February 15, 1996.
-------
 /(SM)/Lehman Brothers Inc. has applied for a service mark for QUICS.

                                --------------
LEHMAN BROTHERS
    BEAR, STEARNS & CO. INC.
            DEAN WITTER REYNOLDS INC.
                  A.G. EDWARDS & SONS, INC.
                       MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
                                   INCORPORATED
                                      PAINEWEBBER INCORPORATED
                                              PRUDENTIAL SECURITIES INCORPORATED
                                                  SMITH BARNEY INC.
February 8, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE QUICS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Risk Factors" in this Prospectus Supplement. Capitalized terms used in this Prospectus Supplement Summary have the meanings given to such terms in this Prospectus Supplement or the accompanying Prospectus.

                                  THE COMPANY

  Lehman Brothers Holdings Inc. (together with its consolidated subsidiaries, hereinafter referred to as the "Company" unless the context otherwise requires) is one of the leading global investment banks serving institutional, corporate, government and high net worth individual clients and customers. The Company's worldwide headquarters in New York and regional headquarters in London, Tokyo, Hong Kong and Singapore are complemented by offices in additional locations in the United States, Europe, the Middle East, Latin and South America.

  The Company's business includes capital raising for clients through securities underwriting and direct placements; corporate finance and strategic advisory services; merchant banking; securities sales and trading; asset management; research; and the trading of foreign exchange, derivative products and certain commodities. The Company acts as a market marker in all major equity and fixed income products in both the domestic and international markets. The Company is a member of all principal securities and commodities exchanges in the United States, as well as the National Association of Securities Dealers, Inc., and holds memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt and Milan stock exchanges.

                                   THE QUICS

  The following is a brief summary of certain of the principal terms of the QUICS. For a further description of the material provisions of the QUICS, see "Description of QUICS" in this Prospectus Supplement.

Principal Amount................ $200,000,000

Interest........................ 8.30% annual interest payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996, subject to Holdings' right to defer interest payments on the QUICS for periods of up to 20 consecutive quarters each, except that no Deferral Period may extend beyond the maturity of the QUICS. No interest shall be due and payable during a Deferral Period, but at the end of each Deferral Period Holdings is required to pay all interest then accrued and unpaid on the QUICS, together with interest thereon, compounded quarterly. During any Deferral Period Holdings may not make any Capital Stock Payments. However, Holdings believes that the exercise of its right to defer interest payments on the QUICS is unlikely.

Maturity........................ December 31, 2035

Optional Redemption............. Redeemable at the option of Holdings at any time on or after March 31, 2001, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed ($25 for each $25 principal amount of QUICS) plus accrued and unpaid interest to the date fixed for redemption.

Subordination................... Subordinated to all existing and future
                                 Senior Debt of Holdings, but senior to
                                 Capital Stock of Holdings. Effectively
                                 subordinated to all liabilities of Holdings' subsidiaries.


New York Stock Exchange          Application has been made to list the QUICS
Listing......................... on the NYSE.

Original Issue Discount......... The QUICS will be treated as having been issued with original issue discount.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                    TWELVE MONTHS ELEVEN MONTHS
                                                        ENDED         ENDED
                                                    NOVEMBER 30,  NOVEMBER 30,
                                                        1995          1994*
                                                    ------------- -------------
                                                           (IN MILLIONS)
Revenues:
 Principal transactions............................    $1,393        $1,345
 Investment banking................................       801           572
 Commissions.......................................       450           445
 Interest and dividends............................    10,788         6,761
 Other.............................................        44            67
                                                       ------        ------
  Total revenues...................................    13,476         9,190
 Interest expense..................................    10,405         6,452
                                                       ------        ------
  Net revenues.....................................     3,071         2,738
                                                       ------        ------
Non-interest expenses:
 Compensation and benefits.........................     1,544         1,413
 Other expenses....................................     1,061         1,084
 Reserves and other charges........................        97            48
                                                       ------        ------
  Total non-interest expenses......................     2,702         2,545
 Income before taxes and cumulative effect of
  change in accounting principle...................       369           193
 Provision for income taxes........................       127            67
                                                       ------        ------
 Income before cumulative effect of change in ac-
  counting principle...............................       242           126
 Cumulative effect of change in accounting princi-                      (13)
  ple, net of taxes................................    ------        ------
 Net income........................................    $  242        $  113
                                                       ======        ======
 Net income applicable to common stock.............    $  200        $   75
                                                       ======        ======

--------
* The Company changed its fiscal year end during 1994. Therefore, results for the fiscal years ended November 30, 1995 and November 30, 1994 are not directly comparable.

                              RECENT DEVELOPMENTS

  For the year ended November 30, 1995, the Company reported net income of $242 million, including a $47 million after-tax gain related to the Company's sale of its interest in Omnitel Sistemi Radiocellullari Italiani S.p.A and a $58 million after-tax charge for occupancy-related real estate expenses and severance. Excluding these special items, net income was $253 million for the twelve months ended November 30, 1995. The Company's 1995 results reflect improved performance in corporate finance advisory activity and in fixed income and equity origination as well as higher levels of customer activity in a number of businesses. The Company benefited from the continuing increase in merger and acquisition activity throughout the year and from a stronger market climate beginning in the second quarter of 1995. The Company's continued investments in selective investment banking, research and sales resources, combined with reductions in the Company's personnel and non-personnel expenses, also had a positive effect on 1995 results.

                                  RISK FACTORS

  Prospective purchasers of QUICS should carefully consider, in addition to the other information set forth elsewhere in this Prospectus Supplement and in the accompanying Prospectus, the following risk factors.

SUBORDINATION OF QUICS

  The QUICS will be unsecured obligations of Holdings and will be subordinate to all existing and future Senior Debt (as defined in the accompanying Prospectus) of Holdings, but senior to all Capital Stock (as defined under "Description of QUICS" in this Prospectus Supplement) of Holdings. On December 31, 1995, approximately $8.3 billion of such Senior Debt was outstanding. There are no terms in the QUICS that limit Holdings' ability to incur additional indebtedness, including indebtedness that would rank senior to the QUICS. As the QUICS will be issued by Holdings, the QUICS will also be effectively subordinate to all obligations of Holdings' subsidiaries. On December 31, 1995, approximately $4.6 billion of indebtedness of Holdings' subsidiaries not included in Senior Debt was outstanding. See "Description of QUICS--Deferrals of Interest Payments" in this Prospectus Supplement and "Description of Debt Securities--Subordinated Debt" in the accompanying Prospectus.

RIGHT OF HOLDINGS TO DEFER PAYMENT OF INTEREST

  So long as no Event of Default with respect to the QUICS has occurred and is continuing, Holdings will have the right, upon prior notice by public announcement given in accordance with rules of the New York Stock Exchange, Inc. ("NYSE") at any time, to defer interest payments on the QUICS, at any time, on one or more occasions, for periods of up to 20 consecutive quarters each (each, a "Deferral Period"), except that no Deferral Period may extend beyond the maturity of the QUICS. No interest will be due and payable during a Deferral Period, but on the interest payment date at the end of each Deferral Period Holdings will pay to the holders of record on the record date for such interest payment date (regardless of who the holders of record may have been on other dates during the Deferral Period) all accrued and unpaid interest on the QUICS, together with interest thereon, compounded quarterly. In the event that Holdings exercises its right to defer interest payments, Holdings may not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Capital Stock (as defined under "Description of QUICS--Deferrals of Interest Payments") or make any guarantee payments with respect to the foregoing during such Deferral Period.

  Upon the termination of any Deferral Period and the payment of all interest then due, Holdings may commence a new Deferral Period. Consequently, there could be multiple Deferral Periods of varying lengths throughout the term of the QUICS. See "Description of QUICS--Deferrals of Interest Payments" in this Prospectus Supplement.

  In the event a Deferral Period occurs, holders of the QUICS would continue, under the original issue discount rules, to accrue income on the QUICS for United States federal income tax purposes. As a result, a holder ordinarily would include such amounts in gross income in advance of the receipt of cash. A holder that disposes of its QUICS prior to the record date for payment of interest at the end of a Deferral Period will not receive cash from Holdings related to such interest because such interest will be paid to the holder of record on such record date, regardless of who the holders of record may have been on other dates during the Deferral Period. The extent to which such a holder will receive a return on the QUICS for the period it held such QUICS will depend on the market for the QUICS at the time of such disposition. See "Certain United States Federal Income Tax Consequences--Original Issue Discount, Market Discount and Acquisition Premium" in this Prospectus Supplement.

  Holdings has no current intention of exercising its right to defer interest payments on the QUICS.

POTENTIAL MARKET VOLATILITY IN THE EVENT OF A DEFERRED PAYMENT OF INTEREST

  As described above, Holdings will have the right to defer interest payments on the QUICS, at any time, on one or more occasions, for periods of up to 20 consecutive quarters each, except that no Deferral Period may extend beyond the maturity of the QUICS. If Holdings determines to defer such interest payments, or if Holdings thereafter extends a Deferral Period, the market price of the QUICS is likely to be adversely affected. In addition, as a result of such rights, the market price of the QUICS may be more volatile than other debt instruments that do not have such rights. A holder that disposes of its QUICS during a Deferral Period, therefore, may not receive the same return on its investment as a holder that continues to hold its QUICS. A failure by Holdings to make an interest payment for 20 consecutive quarters will constitute an Event of Default as of the last day of such 20th consecutive quarter.

LISTING AND TRADING OF QUICS

  There has not been any public market for the QUICS. While Holdings has applied for listing of the QUICS on the NYSE, there can be no assurance that an active market for the QUICS will develop or be sustained in the future on the NYSE or otherwise. Listing will depend upon the satisfaction of the NYSE's listing requirements with respect to the QUICS, which require a minimum of 400 beneficial holders and 1,000,000 outstanding securities. Certain of the Underwriters have advised Holdings that they plan to make a market in the QUICS. However, there can be no assurance that the Underwriters will engage in such activities or that any active market in the QUICS will develop or be maintained. Accordingly, no assurance can be given as to the liquidity of, or trading for, the QUICS.

                                USE OF PROCEEDS

  The proceeds from the sale of the QUICS will be used to redeem the outstanding shares of Cumulative Preferred Stock of Holdings, bearing a dividend rate of 8.44% per annum, with a liquidation preference equal to the principal amount of the QUICS.

                              DESCRIPTION OF QUICS

  The following description of the particular terms of the QUICS offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not defined in this Prospectus Supplement have the meanings given to such terms in the accompanying Prospectus.

GENERAL

  The QUICS offered hereby are issued under the Indenture dated as of February 1, 1996 between Holdings and Chemical Bank, as Trustee, as supplemented and amended by a First Supplemental Indenture dated as of February 1, 1996 (the "First Supplemental Indenture") (collectively, the "Subordinated Indenture"). A copy of the First Supplemental Indenture will be filed as an exhibit to a Registration Statement on Form 8-A of Holdings relating to the QUICS. The QUICS will constitute a series of unsecured, subordinated debt securities, will be subordinated to Senior Debt of Holdings, as described under "Description of Debt Securities--Subordinated Debt" in the accompanying Prospectus, will be limited in aggregate principal amount to $200,000,000 and will mature on December 31, 2035.

QUARTERLY INTEREST PAYMENTS

  Interest on the QUICS will accrue from February 15, 1996 at a rate of 8.30% per annum and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996 (each, an "Interest Payment Date"), to the persons in whose names the QUICS are registered on March 15, June 15, September 15 and December 15 of each year.

  The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, will be computed on the basis of the actual number of days elapsed in such period over 360. In the event that any date on which interest is payable on the QUICS is not a Business Day, then payment of the amount payable on such date will be made on the next succeeding day which is a Business Day (and without interest or other payment in respect of any such delay), except that, if such Business Day is in the succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case, with the same force and effect as if made on the original Interest Payment Date, subject to certain rights of deferral described under "Deferrals of Interest Payments" below. As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in the Borough of Manhattan, New York City are authorized or required by law, regulation or executive order to close.

DEFERRALS OF INTEREST PAYMENTS

  Holdings will have the right at any time, on one or more occasions, so long as an Event of Default has not occurred and is not continuing with respect to the QUICS, to defer interest payments on the QUICS for periods of up to 20 consecutive quarters each, except that no Deferral Period may extend beyond the maturity of the QUICS. No interest will be due and payable during a Deferral Period, but at the end of each Deferral Period Holdings will pay all interest then accrued and unpaid on the QUICS, together with interest thereon, compounded quarterly. Prior to the termination of any Deferral Period, Holdings may further defer quarterly interest payments by extending the Deferral Period; provided that any such extended Deferral Period, together with all further extensions of such Deferral Period, may not exceed 20 consecutive quarters or extend beyond the maturity of the QUICS. In the event that Holdings exercises its right to defer interest payments, Holdings will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Capital Stock or make any guarantee payments with respect to the foregoing (each, a "Capital Stock Payment") during such Deferral Period. All series of Holdings' preferred stock, common stock and any other equity securities of Holdings are referred to herein as "Capital Stock".

  Holdings has no current intention of exercising its right to defer interest payments. However, if Holdings were to exercise this right, the market price of the QUICS would likely be adversely affected. A failure by Holdings to make an interest payment for 20 consecutive quarters will constitute an Event of Default as of the last day of such 20th consecutive quarter.

  If Holdings expects that interest will not be paid on any Interest Payment Date, Holdings will be required to give the holders of the QUICS and the Trustee written notice prior to the earlier of (i) such Interest Payment Date and (ii) the date Holdings is required to give notice of the record date of such interest payment to the NYSE or other applicable self-regulatory organization or the holders of the QUICS, but in any event such notice shall be given not less than two Business Days prior to such record date.

OPTIONAL REDEMPTION

  The QUICS will be redeemable at the option of Holdings, in whole or in part, at any time on or after March 31, 2001 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date fixed for redemption. If less than all the QUICS are to be redeemed, the Trustee under the Subordinated Indenture will select the QUICS to be redeemed by lot or such other method as such Trustee shall deem fair and appropriate.

SUBORDINATION

  The QUICS will be expressly subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to all Senior Debt (as defined under "Description of Debt Securities--Subordinated Debt" in the accompanying Prospectus) of Holdings.

  In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of Holdings or a substantial part of its property, (b) that (i) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Debt or (ii) there shall have occurred an event of default (other than a default in the payment of principal of or interest or other monetary amounts due and payable) with respect to any Senior Debt, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt (including the QUICS) shall have been declared due and payable upon an Event of Default under the Subordinated Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of all Senior Debt shall first be entitled to receive payment of the full amount unpaid thereon in cash before the holders of any of the Subordinated Debt (including the QUICS) are entitled to receive a payment on account of the principal, premium, if any, or interest, if any, on such Subordinated Debt. This paragraph, which summarizes a portion of the First Supplemental Indenture, supersedes the second paragraph under "Description of Debt Securities--Subordinated Debt" in the accompanying Prospectus.

  For information concerning the principal amount outstanding at December 31, 1995 of Holdings' Senior Debt and indebtedness of Holdings' subsidiaries to which the QUICS are effectively subordinated, see "Risk Factors--Subordination of QUICS" in this Prospectus Supplement.

SATISFACTION AND DISCHARGE

  Upon satisfaction of certain terms of the Subordinated Indenture, Holdings may discharge certain obligations to holders of the QUICS which are by their terms due and payable within one year by following the procedure described under "Debt Securities--Satisfaction and Discharge" in the accompanying Prospectus.

MODIFICATION OF THE SUBORDINATED INDENTURE

  In addition to the modifications and amendments of the Subordinated Indenture which may not be made by Holdings without the consent of the holder of each QUICS affected thereby, as described under "Debt Securities--Meetings, Modification and Waiver" in the accompanying Prospectus, Holdings may not amend the Subordinated Indenture to modify its provisions relating to the subordination of each of the QUICS in a manner adverse to such holder without such holder's consent.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following summary, which supplements information contained under "United States Taxation" in the accompanying Prospectus, describes certain United States federal income tax consequences of the ownership of the QUICS as of the date hereof and represents the opinion of Simpson Thacher & Bartlett, special tax counsel to Holdings, insofar as it relates to matters of law or legal conclusions. Except where noted, it deals only with the QUICS held by initial purchasers who have purchased the QUICS at the initial offering price thereof and who hold such QUICS as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding the QUICS as a part of a hedging or conversion transaction or a straddle, United States Holders (as defined below) whose "functional currency" is not the U.S. dollar, or Non-United States Holders (as defined below) who are present in the United States or who have any other special status with respect to the United States. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE QUICS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

  As used herein, a "United States Holder" of a QUICS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A "Non-United States Holder" is a holder that is not a United States Holder.

ORIGINAL ISSUE DISCOUNT, MARKET DISCOUNT AND ACQUISITION PREMIUM

  Under the terms of the QUICS, Holdings has the option to defer payments of interest for a Deferral Period and to pay as a lump sum at the end of such period all of the interest that has accrued during such period. See "Description of QUICS--Deferrals of Interest Payments" in this Prospectus Supplement. Because of this option to extend the interest payment periods, all of the stated interest on the QUICS will be treated as "original issue discount" ("OID"). As a result, United States Holders will, in effect, be required to accrue interest income even if the holders are on the cash method of tax accounting. Consequently, in the event that the interest payment period is extended, a United States Holder would be required to include OID in income on an economic accrual basis notwithstanding that Holdings will not make any interest payments during such period on the QUICS.

  United States Holders other than initial United States Holders may be deemed to have acquired the QUICS with market discount or acquisition premium. Such holders should consult their own tax advisors concerning the effect of the market discount and premium rules on their holding of the QUICS.

SALE, EXCHANGE AND RETIREMENT OF THE QUICS

  Upon the sale, exchange or retirement of a QUICS, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the QUICS. A United States Holder's adjusted tax basis in a QUICS will, in general, be the United States Holder's initial basis therefor, increased by OID previously included in income by the United States Holder and reduced by any cash payments on the QUICS. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the QUICS has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

                                  UNDERWRITING

  The Underwriters listed below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from Holdings the principal amount of the QUICS set forth opposite their respective names below:

                                                                     PRINCIPAL
                                                                     AMOUNT OF
                             UNDERWRITER                               QUICS
                             -----------                            ------------
   Lehman Brothers Inc. ...........................................  $17,050,000
   Bear, Stearns & Co. Inc. .......................................   17,025,000
   Dean Witter Reynolds Inc. ......................................   17,025,000
   A.G. Edwards & Sons, Inc. ......................................   17,025,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated .............   17,025,000
   Morgan Stanley & Co. Incorporated...............................   17,025,000
   PaineWebber Incorporated........................................   17,025,000
   Prudential Securities Incorporated..............................   17,025,000
   Smith Barney Inc. ..............................................   17,025,000
   BA Securities, Inc. ............................................    2,500,000
   Chase Securities, Inc. .........................................    2,500,000
   CS First Boston Corporation.....................................    2,500,000
   Dillon, Read & Co. Inc. ........................................    2,500,000
   Donaldson, Lufkin & Jenrette Securities Corporation.............    2,500,000
   Everen Securities, Inc. ........................................    2,500,000
   J.P. Morgan Securities Inc. ....................................    2,500,000
   Salomon Brothers Inc ...........................................    2,500,000
   SBC Capital Markets Inc. .......................................    2,500,000
   UBS Securities Inc. ............................................    2,500,000
   Advest, Inc. ...................................................      750,000
   J.C. Bradford & Co. ............................................      750,000
   Coast Partners Securities, Inc. ................................      750,000
   Cowen & Company.................................................      750,000
   Craigie Incorporated............................................      750,000
   Dain Bosworth Incorporated......................................      750,000
   Davenport & Co. of Virginia, Inc. ..............................      750,000
   Fahnestock & Co. Inc. ..........................................      750,000
   First Albany Corporation........................................      750,000
   First Southwest Company.........................................      750,000
   Furman Selz LLC.................................................      750,000
   J. J. B. Hilliard, W. L. Lyons, Inc. ...........................      750,000
   Interstate/Johnson Lane Corporation.............................      750,000
   Janney Montgomery Scott Inc. ...................................      750,000
   Legg Mason Wood Walker, Incorporated............................      750,000
   McDonald & Company Securities, Inc. ............................      750,000
   McGinn, Smith & Co., Inc. ......................................      750,000
   Morgan Keegan & Company, Inc. ..................................      750,000
   The Ohio Company................................................      750,000
   Parker/Hunter Incorporated......................................      750,000
   Piper Jaffray Inc. .............................................      750,000
   Principal Financial Securities, Inc. ...........................      750,000
   Rauscher Pierce Refsnes, Inc. ..................................      750,000
   Raymond James & Associates, Inc. ...............................      750,000
   The Robinson-Humphrey Company, Inc. ............................      750,000
   Sterne, Agee & Leach, Inc. .....................................      750,000
   Stifel, Nicolaus & Company, Incorporated........................      750,000
   Tucker Anthony Incorporated.....................................      750,000
   Wheat, First Securities, Inc. ..................................      750,000
                                                                    ------------
             Total................................................. $200,000,000
                                                                    ============

  Holdings has been advised by the Representatives that the Underwriters propose initially to offer the QUICS to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $0.50 per QUICS of the principal amount. The Underwriters may allow and such dealers (who may include the Underwriters) may reallow a concession not in excess of $0.25 per QUICS to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the QUICS to be purchased by them pursuant to such Underwriting Agreement if any of such QUICS are purchased.

  Holdings has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  The settlement date for the purchase of the QUICS will be February 15, 1996, as agreed upon by Holdings and the Underwriters pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended.

  The QUICS are a new issue of securities without an established trading market. Certain of the Underwriters have advised Holdings that they intend to make a market in the QUICS. However, there can be no assurance that the Underwriters will engage in such activities or that any active market in the QUICS will develop or be maintained. Accordingly, no assurance can be given as to the liquidity of, or trading for, the QUICS.

  The underwriting arrangements for this offering comply with the requirements of Schedule E of the By-laws of the NASD regarding an NASD member firm underwriting securities of an affiliate.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                           Prospectus Supplement
Prospectus Supplement Summary..............................................  S-2
Risk Factors...............................................................  S-4
Use of Proceeds............................................................  S-5
Description of QUICS.......................................................  S-5
Certain United States Federal Income
 Tax Consequences..........................................................  S-8
Underwriting...............................................................  S-9
                                Prospectus
Available Information......................................................    2
Documents Incorporated by Reference........................................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends..    4
Description of Debt Securities.............................................    4
Description of Offered Preferred Stock.....................................   15
Limitations on Issuance of Bearer Securities...............................   19
United States Taxation.....................................................   20
Capital Requirements.......................................................   23
Plan of Distribution.......................................................   23
ERISA Matters..............................................................   25
Legal Opinions.............................................................   25
Independent Accountants....................................................   25

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $200,000,000


                                LEHMAN BROTHERS
                                 HOLDINGS INC.

                               SERIES A QUICS/(SM)/
                   8.30% QUARTERLY INCOME CAPITAL SECURITIES
       (SERIES A SUBORDINATED INTEREST DEFERRABLE DEBENTURES, DUE 2035)


                               ----------------

                             PROSPECTUS SUPPLEMENT
                               February 8, 1996

                               ----------------


                                LEHMAN BROTHERS

                           BEAR, STEARNS & CO. INC.

                           DEAN WITTER REYNOLDS INC.

                           A.G. EDWARDS & SONS, INC.

                              MERRILL LYNCH & CO.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                           PAINEWEBBER INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------